Mail Stop 3561

May 21, 2009

Mr. Jerry W. Nix
Chief Financial Officer
2999 Circle 75 Parkway
Atlanta, Georgia 30339

      Re: **Genuine Parts Company**
              Form 10-K for the year ended December 31, 2008
              Filed February 27, 2009
              File No. 001-05690

Dear Mr. Nix:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief

VIA FACSIMILE
(770) 956-2207